

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Michelle Wilson
Co-Chief Executive Officer
Isos Acquisition Corporation
55 Post Road West, Suite 200
Westport, CT 06880

> **Re: Isos Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 20, 2021**
> **File No. 333-258080**

Dear Ms. Wilson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Interests of the Sponsor Related Persons in the Business Combination, page 27

1. We note your response to our prior comment 9 and reissue in part. Please revise the fourth bullet to quantify the related persons equity position in New Bowlero and its relative value in terms of the overall transaction. Additionally, to the extent quantifiable and taking into consideration reasonable assumptions, please include the related persons rate of return on their initial investment in Isos.

<u>Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum, page 66</u>

2.   We note your response to our prior comment 13 and reissue in part. We note your disclosure in the first paragraph that the federal district courts of the United States will be the exclusive forum for the resolution of any claims arising under the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. We also note that this disclosure differs from Article X of Annex B. Please reconcile and ensure that the exclusive forum provision in your governing documents addresses Exchange Act applicability.

<u>Proven Business Model, page 186</u>

3.   We note your response to our prior comment 20 and reissue. Please revise to balance the discussion with your results of operation since March 2020 and as reflected in the included financial statements. Please disclose the most recent average revenue growth rates, overall and on a same-store basis, for the periods reflected in your financial statements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Bowlero</u>
<u>Trends, page 192</u>

4.   We note your response to our prior comment number 21. Please explain to us in detail why you believe the adjustment for closed center EBITDA used in calculating Adjusted EBITDA is appropriate in light of your history of closing stores for a variety of reasons and growth strategy. Please refer to Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5.   We note your response to our prior comment number 22. You state that "Contra rent expense is an adjustment to report rent expense on a cash basis." By making this adjustment you are substituting an individually tailored recognition and measurement method to record rent expense instead of GAAP rent expense which is prohibited by Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Accordingly, please revise to remove this adjustment.

6.   We note your response to our prior comment number 23. You state that optimization run-rate savings are pro forma type projections related to various cost savings initiatives including for certain actions that have not been taken yet. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable GAAP measure.   As optimization run-rate savings are projections and not historical results they do not comply with the definition or related requirements. Please revise your disclosure to remove this adjustment or advise. Please refer to Item 10(e)(2) of Regulation S-K for further guidance.

7.   We note your response to our prior comment number 24. You state that De novo
        adjustments and renovated facility adjustments are annualized projections of EBITDA for
        these types of facilities. By definition non-GAAP measures are numerical measures of
        historical or future financial performance, financial position, or cash flow that exclude
        amounts included in, or include amounts excluded from, the most directly comparable
        GAAP measure. As De novo adjustments and renovated facility adjustments are
        projections and not historical results they do not comply with the definition or related
        requirements. Please revise your disclosure to remove these adjustments or advise.
         Please refer to Item 10(e)(2) of Regulation S-K for further guidance.

8.   We note your response to our prior comment number 25. The last part of your revised
        disclosure states "in the case of any such charge, the results of any such action relating to
        such charge are projected by in good faith to be achieved within 24 months of the
        undertaking." Please clarify for us whether these are actual charges incurred or projected
        charges. To the extent they are actual charges, please explain why these aren't normal,
        recurring, cash operating expenses necessary to operate your business. Please refer to
        Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on Non-
        GAAP Financial Measures.

9.   We note your response to our prior comment number 25. Please tell and disclose
        specifically what the "Extraordinary unusual non-recurring losses (gains)"
        adjustments are in the June 28, 2020 and the September 27, 2020 periods.

10.   As your measure of "EBITDA" is adjusted for additional items other than interest, taxes
        and depreciation and amortization, please revise your disclosure to retitle this measure or
        remove it. Please see Question 103.01 of the Staff's Compliance and Disclosure
        Interpretations on Non-GAAP Financial Measures for further guidance.

Critical Accounting Estimates
Goodwill Impairment, page 200

11.   We note your revised disclosure in response to our prior comment number 32. It appears
        that you left out the words "fair value." Please revise your disclosure to explicitly state
        that, "Our one reporting unit's *fair value* is substantially in excess of carrying value and
        not considered at risk of failing."

Bowlero Corp. Consolidated Statements of Operations, page F-38

12.   We reviewed your response to comment 34. Please tell us your consideration of the
        guidance at Rules 5-03.7, .8 and .9 of Regulation S-X when classifying the loss on
        refinance of debt and gain on sale of short-term investments. In doing so, explain whether
        the loss on refinance of debt is akin to interest.

Michelle Wilson
Isos Acquisition Corporation
October 8, 2021
Page 4

Bowlero Corp. Notes to Consolidated Financial Statements
Note 1. Organization and Impact of COVID-19, page F-42

13.   We note your response to our prior comment number 35. We note your revised disclosure
       on page F-65 which states "Our CODM assesses performance based on consolidated as
       well as bowling center-level revenue and operating profit." Please tell us whether
       your AMF and Brunswick and the Bowlmor and Bowlero bowling centers have similar
       economic characteristics.

Note 10. Commitments and Contingencies, page F-58

14.   Reference is made to you discussion of capital leases on page F-59. Please tell us and
       reference your basis in GAAP for not having any current liabilities for your center leases.

        You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related
matters. Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797
with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services